Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CHANGE OF NAME OF LARGEST SHAREHOLDER

The board of directors of Guangshen Railway Company Limited (the “Company”) was recently informed that the name of Guangzhou Railway (Group) Company* (廣州鐵路（集團）公司), the largest shareholder of the Company, has been changed to China Railway Guangzhou Group Co., Ltd.* (中國鐵路廣州局集團有限公司).

By Order of the Board

Guangshen Railway Company Limited

Guo Xiangdong

Company Secretary

Shenzhen, the PRC

21 November 2017

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Chen Jianping

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting

*	The English names are for identification purposes only